United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Place, date and time:

At 8:00 pm on March 26, 2009, held, exceptionally, by teleconference based on the company’s offices at Av. Brigadeiro Faria Lima, nº 2.277 – 4th floor, in the city of São Paulo - SP.

List of those present:

Summoned to the meeting in the normal fashion, the following members of the Board of Directors were present: Raul Calfat (Chairman of the Board of Directors),

Alexandre D'Ambrosio, Sergio Duarte Pinheiro, Gilberto Lara Nogueira, João Carvalho de Miranda, Paulo Henrique de Oliveira Santos, Wang Wei Chang, Fábio Faria and Jorge Eduardo Martins Moraes.

Chair:

The meeting was presided over by Mr. Raul Calfat, Chairman of the Board of Directors, with Mr. José Luiz Braga, Company’s Chief Legal Officer, as its Secretary.

Decisions:

1. Pursuant to the provisions of article 16, clause V, of the company’s by-laws, and in the presence of Messrs. Luiz Aparecido Caruso and Paulo Sérgio Ávila, members of the company’s Fiscal Council, the Board of Directors approved the Management Report, Financial Statements and Report of the Independent Auditors for the financial year ended on December 31, 2008, with a proviso regarding an officer's statutary responsibilities, which are being debated judicially. On the same subject, the Board decided to accept the opinion of the Fiscal Council, taken at a meeting of that body on this same day. The management report, financial statements, report of the independent auditors and declaration of the Fiscal Council were all placed at the disposal of the board members and shall be filed at the company’s head office.

2. Under the terms article 15, paragraph 3, of the company’s by-laws, the Board of Directors decided to appoint as 1st and 2nd Vice-Chairmen of the Board Messrs. Alexandre Silva D'Ambrosio, Brazilian, married, lawyer, bearer of identity card (RG) nº 7.124.595-9-SSP/SP and Ministry of Finance Social Security (CPF/MF) nº 042.170.338-50, domiciled in the city of São Paulo - SP, at Rua Amauri n° 255 – 13th floor, and Sérgio Duarte Pinheiro, Brazilian, married, engineer, bearer of identity card (RG) n° 14.122.965-2 SSP/SP and Ministry of Finance Social Security (CPF/MF) n° 108.435.178-16, domiciled in the city of São Paulo - SP, at Rua Amauri n° 255 – 13th floor, who will assume the function, in that order, of substituting the Chairman of the Board of Directors in the event of his absence or impediment.

1

Closure:

With the unanimous approval of the matters submitted for deliberation by the Board, the meeting was closed with the drafting of these minutes, which were signed by all the members present.

São Paulo, March 26, 2009.

Raul Calfat

Chairman of the Board of Directors and of the Meeting

José Luiz Braga Secretary

Alexandre D'Ambrosio Sérgio Duarte Pinheiro Gilberto Lara Nogueira João Carvalho de Miranda Paulo Henrique de Oliveira Santos Wang Wei Chang Fábio Faria Jorge Eduardo Martins Moraes

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer